Exhibit 99.3

Financial Statements

For the year ended
December 31, 2009

Suite 2100 555 – 4th Ave. S.W. Calgary, Alberta Canada T2P 3E7 Main: 403.249.9425Fax: 403.225.2606 www.opticanada.com

MANAGEMENT REPORT

Management’s Responsibility for Financial Statements

The accompanying financial statements of OPTI Canada Inc (the “Company”) are the responsibility of Management. The financial statements have been prepared by Management in Canadian dollars in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect Management’s best estimates and judgments, where appropriate. Financial information contained throughout this annual report on Form 40-F is consistent with these financial statements.

The Company’s Board of Directors has approved the financial statements.  The Board of Directors fulfills its responsibility regarding the financial statements mainly through its Audit Committee, which has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002. The Audit Committee meets at least on a quarterly basis.

These financial statements have been audited by PricewaterhouseCoopers LLP, which have been appointed as the independent auditors of the Company by the shareholders, and who have full and independent access to the Audit Committee to discuss their findings.

Management’s Report on Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting.  The internal control system was designed to provide reasonable assurance to the Company’s Management regarding the preparation and presentation of the Financial Statements.

Internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the design and effectiveness of the Company’s internal control over financial reporting as at December 31, 2009.  In making its assessment, Management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control - Integrated Framework to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on this assessment, Management has concluded that as at December 31, 2009,  the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2009, has been audited by PricewaterhouseCoopers LLP, the Company’s independent auditors as stated in their report which appears herein.

(signed) Christopher Slubicki	(signed) Travis Beatty
President &	Vice-President, Finance &
Chief Executive Officer	Chief Financial Officer

March 15, 2010

PricewaterhouseCoopers LLP Chartered Accountants 111 5 Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 403 509 7500 Facsimile +1 403 781 1825

Independent Auditors’ Report

To the Shareholders of OPTI Canada Inc.

We have completed an integrated audit of OPTI Canada Inc.’s 2009 financial statements and of its internal control over financial reporting as at December 31, 2009 and an audit of its 2008 financial statements.  Our opinions, based on our audits, are presented below.

Financial statements

We have audited the accompanying balance sheets of OPTI Canada Inc. as at December 31, 2009 and December 31, 2008 and the related statements of loss, comprehensive loss, deficit, shareholders’ equity and cash flows for each of the years then ended.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements as at December 31, 2009 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements as at December 31, 2008 and for the year then ended in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited OPTI Canada Inc.’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

Chartered Accountants
Calgary, Alberta

March 15, 2010

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

Balance Sheets
As at December 31

(amounts in thousands of Canadian dollars)	2009	2008

ASSETS
Current
Cash and cash equivalents	$357,723	$217,145
Accounts and other receivables	15,308	22,807
Inventory	8,496	-
Future income taxes (note 6)	-	2,709
	381,527	242,661

Property, plant and equipment (note 4)	3,442,496	4,052,525
Hedging instruments (note 3)	-	109,682
Future income taxes (note 6)	-	67,534
	$3,824,023	$4,472,402
LIABILITIES
Current
Accounts payable and accrued liabilities	$79,135	$199,907
Hedging instruments (note 3)	134,099	-
Short-term revolving credit facility (note 5)	-	145,500
	213,234	345,407

Long-term debt (note 5)	2,272,992	2,618,000
Obligation under capital lease (note 12)	20,616	30,195
Other long-term liabilities (note 7)	6,189	7,937
	2,513,031	3,001,539
SHAREHOLDERS’ EQUITY (note 8)
Capital stock	1,992,394	1,847,461
Contributed surplus	32,432	31,080
Deficit	(713,834)	(407,678)
	1,310,992	1,470,863
	$3,824,023	$4,472,402

See accompanying notes to the financial statements

(signed)  Chris P. Slubicki                                                                    (signed)  Bruce G. Waterman
Director                                                                                                   Director

March 15, 2010

Statements of Loss, Comprehensive Loss and Deficit
Years ended December 31

(amounts in thousands of Canadian dollars, except per share amounts)	2009	2008

Revenue
Petroleum sales	$140,780	$187,069
Power sales	4,961	11,232
Royalties	(1,905)	(365)
	143,836	197,936
Expenses
Operating expense	146,331	83,759
Diluent and feedstock purchases	102,193	164,547
Transportation	13,133	8,230
Interest, net (note 9)	150,222	32,542
General and administrative	17,339	17,616
Financing charges	21,881	893
Realized gain on hedging instruments	(40,323)	(115,415)
Foreign exchange translation (gain) loss	(294,415)	372,626
Unrealized loss (gain) on hedging instruments	233,865	(160,460)
Depletion, depreciation and accretion	26,114	17,067
Impairment of assets (note 14)	-	369,353
Loss on disposal of assets	1,614	-
	377,954	790,758

Loss before taxes	(234,118)	(592,822)

Income taxes
Future tax expense (recovery) (note 6)	72,038	(115,900)

Net loss and comprehensive loss	(306,156)	(476,922)

Retained earnings (deficit) - beginning of year	(407,678)	85,908
Expiration of call obligations (note 8)	-	(16,664)
Deficit - end of year	$(713,834)	$(407,678)

Loss per share, basic and diluted	$(1.28)	$(2.43)

See accompanying notes to the financial statements

OPTI CANADA INC. – 2 – 2009 ANNUAL FINANCIAL STATEMENTS

Statement of Cash Flows
Years ended December 31

	2009	2008
(amounts in thousands of Canadian dollars)
Cash provided by (used in):
Operating activities
Net loss	$(306,156)	$(476,922)
Items not affecting cash
Amortization and accretion expense	26,114	17,067
Stock-based compensation expense	870	1,895
Impairment of assets (note 14)	-	369,353
Loss on disposal of assets	1,614
Non-cash interest expense	469	189
Unrealized (gain) loss on hedging instruments	233,865	(160,460)
Commodity hedge expense	9,917
Foreign exchange translation loss (gain)	(294,415)	372,626
Future tax expense (recovery)	72,038	(115,900)
	(255,684)	7,848
Asset retirement costs incurred	(1)	(9)
Net change in non-cash working capital	15,371	1,157
	(240,314)	8,996
Financing activities
Increase in debt	441,064	632,000
Repayments of debt	(632,000)	-
Net proceeds from share issuances	143,121	6,970
Decrease in principal portion of capital lease obligation	(341)	(305)
Net change in non-cash working capital	(3,725)	13,241
	(51,881)	651,906
Investing activities
Property, plant and equipment additions	(158,145)	(890,324)
Sale of assets	721,467	-
Decrease in interest reserve account	-	158,398
Net change in non-cash working capital	(117,203)	(31,950)
	446,119	(763,876)
Foreign exchange gain (loss) on cash and cash
equivalents held in foreign currency	(13,346)	9,615

Increase (decrease) in cash	140,578	(93,359)

Cash and cash equivalents - beginning of year	217,145	310,504
Cash and cash equivalents - end of year	$357,723	$217,145

See accompanying notes to the financial statements

OPTI CANADA INC. – 3 – 2009 ANNUAL FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2009 and 2008

1.	SUMMARY OF OPERATIONS
OPTI Canada Inc. (OPTI) is a public Canadian company with its shares listed for trading on the Toronto Stock Exchange (Symbol: OPC).  OPTI’s primary activity is the Long Lake Project (the Project), in which OPTI has a 35 percent working interest as at December 31, 2009. At December 31, 2008 this working interest was 50 percent.   Effective January 1, 2009, OPTI sold a portion of its interest in all the joint venture assets, including Phase 1 of the Long Lake Project, all future phase reserves and resources, and future phases of development.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a)	Property, plant and equipment
(i) Petroleum and natural gas properties
OPTI follows the full cost method of accounting for petroleum and natural gas properties (SAGD resource assets), whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized.  Costs include land acquisition costs, geological and geophysical costs, carrying charges on non-productive properties, costs of drilling both productive and non-producing wells, costs of testing the bitumen upgrading process, related overhead and pre-operating costs.

We deplete oil and gas capitalized costs using the unit-of-production method. Depletion is calculated using remaining total proved reserves before royalties.

OPTI evaluates the carrying value of assets whenever events or conditions occur that indicate that the carrying value of assets on our balance sheet may not be recoverable from future cash flows.

Impairment is recognized if the carrying amount of the property, plant and equipment (PP&E) exceeds the sum of the undiscounted cash flows expected to result from proved reserves (ceiling test). Cash flows are calculated based on an estimate of future prices.  In circumstances of impairment, the impairment would be calculated as the amount by which carrying amounts of the PP&E exceed the net present value of future cash flows from proved properties plus the carrying value of unproved properties. The risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of OPTI’s future cash flows would be recorded as a permanent impairment.

The costs of unproved properties are subject to a separate impairment test. In circumstances of impairment, the impairment would be calculated as the amount by which carrying amounts of unproved properties exceed the net present value of future cash flows. The impaired amount would be moved to the full cost amount subject to depletion.

Proceeds from the sale of oil and gas properties reduce PP&E, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

Effective July 1, 2008 revenue and operating costs related to the SAGD assets have been recorded in the Statement of Earnings (Loss).

(ii) Major facilities
Major facilities including the Upgrader, SAGD central processing facilities, and operating costs net of revenues in relation to major facilities that are not considered to be ready for their intended use, are capitalized.  Judgement is required to determine whether operations are in the development stage.  The factors considered include, whether the plant is producing a saleable product, and whether the plant is operating at pre-determined operating levels in relation to commercial operations, whether the assets are ready for their intended use or other factors as circumstances warrant.  Effective April 1, 2009, the facilities related to the Upgrader are considered ready for their intended use, revenue is now recognized and operating costs are recorded in earnings.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 4 – 2009 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2009 and 2008

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
An impairment loss is recognized on major facilities when the carrying amount is not recoverable and exceeds its fair value. The carrying amount is not recoverable if the carrying amount exceeded the sum of the undiscounted cash flows from expected use and eventual disposition. If the carrying amount is not recoverable, an impairment loss is measured as the amount by which the assets exceed the discounted future cash flows from the major facilities assets.

OPTI’s major facilities are depreciated using the unit of production method based on the facilities’ productive capacity over 40 years.

(iii) Asset retirement obligations
OPTI recognizes the fair value of the liability for asset retirement obligations in the period it is incurred with a corresponding increase to the carrying amount of the related asset.  The initial obligation recognized is accreted over time until the future period in which the obligation is settled.  The related asset will be amortized over its estimated useful life using straight line or the unit of production method.

(iv) Corporate assets
Corporate office assets are recorded at cost less accumulated amortization, which is calculated using the declining balance method at rates of 30 percent to 50 percent per annum.

(v) Maintenance and turnarounds
Expenditures associated with maintenance activities or major turnarounds that improve the productive capacity or extend the life of an asset are capitalized. These costs are included in property and equipment when incurred and charged to depletion and depreciation over the estimated useful life to the next turnaround. Maintenance and repairs, other than major turnaround costs, are expensed as incurred.

(vi) Capitalized interest
OPTI capitalizes interest costs in relation to its long-term debt for major development projects.  These costs are subsequently amortized to income as a part of the related assets.  Capitalization of interest ceases when the assets are ready for their intended use.

b)	Joint venture
A significant portion of OPTI’s activities are conducted within a joint venture.  The accounts reflect OPTI’s proportionate interest in such activities.

c)	Inventory
Inventory consists of materials and supplies that are recorded at the lower of the weighted average cost and net realizable value.

d)	Revenue recognition - Oil and gas products
Revenue from the production of oil and gas products is recognized when the risks and rewards are transferred to the customer. At the Long Lake Project, our share of revenue are recognized when the oil and gas product leaves the plant gate. Revenue represents OPTI’s share and is recorded prior to royalty obligations to governments and other mineral interest owners.

e)	Revenue recognition - Power
Revenue from power generated in excess of the Long Lake project requirements is recognized when the risks and rewards are transferred to the customer. At the Long Lake Project, our share of revenue is recognized when the excess power leaves the plant gate.  Revenue represents OPTI’s share.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 5 – 2009 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2009 and 2008

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
f)	Transportation
We are required to pay to transport our share of oil and gas products sold to the nearest market terminal at Hardisty, as well as transmission costs for our share of excess power sold.  These costs are presented in our financial statements as transportation expense.

g)	Cash and cash equivalents
Cash and cash equivalents include cash, bankers’ acceptances, term deposits and bankers’ deposit notes that carry terms less than 91 days at the date of purchase.

h)	Accounts receivable
Accounts receivable are recorded based on our revenue recognition policy, see notes 2(d) and 2(e). If applicable, an allowance for doubtful accounts will be recorded to provide for specific doubtful receivables. Accounts receivable also includes deposits and prepaid expenses that are short term.

i)	Leases
Leases that transfer substantially all the benefits, risks and rewards of ownership to OPTI are recorded as capital leases and classified as PP&E with a corresponding increase to obligations under capital leases.  All other leases are classified as operating leases under which leasing costs are expensed in the period incurred.

j)	Income taxes
OPTI uses the liability method of accounting for income taxes.  Future tax assets and liabilities are recognized based on differences in the financial statement carrying amount for assets and liabilities and the associated tax balance.  Future taxes are measured based on substantially enacted tax rates for the period in which the temporary differences are expected to be realized or settled.  The asset must be more likely than not to be realized, otherwise a valuation allowance reduces the tax asset.

k)	Financing costs
OPTI incurs financing costs on the issuance of new debt. Financing costs are expensed as incurred and charged to the income statement.

l)	Flow-through shares
Tax deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation.  Share capital is reduced, with a corresponding increase to the future tax liability, by the estimated cost of the tax deductions when such deductions are renounced to the investors.

m)	Stock-based compensation plans
Stock options granted to directors, officers, employees and consultants are accounted for using the fair value method under which compensation expense is recorded based on the estimated fair value of the options at the grant date using the Black-Scholes option pricing model.  Compensation cost is either expensed or capitalized over the vesting period with a corresponding increase in contributed surplus.  When stock options are exercised, the cash proceeds along with the amount previously recorded as contributed surplus are recorded as share capital.

n)	Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect on the balance sheet date.  Other assets, other liabilities and expenses denominated in foreign currencies are translated at rates in effect at the date of the transaction.  OPTI includes foreign exchange gains or losses in earnings. These gains and losses are related to the revaluations of its U.S. dollar (US$) denominated cash and cash equivalents, derivatives, and U.S. dollar (US$) denominated long-term debt.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 6 – 2009 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2009 and 2008

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
o)	Financial instruments
OPTI initially records all financial instruments at fair-value and are subsequently accounted for based on one of five classifications: held for trading, held-to-maturity, other financial liabilities, loans and receivables or available-for-sale. The classification of a financial instrument depends on its characteristics and the purpose for which it was acquired.

(i) Held for trading
OPTI’s commodity contracts and foreign exchange hedging instruments are derivatives and accounted for as held for trading financial instruments and are recorded at fair value. OPTI does not use hedge accounting for its hedging instruments.

(ii) Held-to-maturity
The fair values of cash equivalents and short-term investments approximate their carrying value due to their short-term nature.

(iii) Other financial liabilities
Items classified as other financial liabilities, excluding asset retirement obligation, on OPTI’s financial statements are accounted for at amortized cost using the effective interest method. Any gains or losses in the realization of other financial liabilities are included in earnings.

(iv) Receivables
Items classified as receivables in OPTI’s financial statements are accounted for at amortized cost using the effective interest method. Any gains or losses on the realization of receivables are included in earnings. The fair value of accounts and other receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments. All costs related to debt issuance are expensed as incurred.

(v) Available-for-sale
OPTI has not designated any financial instruments as available-for-sale assets.

Fair values are based upon quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models using quoted market prices.

p)	Loss per share
Loss per share is calculated using net earnings or loss and the weighted average number of common shares outstanding during the year.  For the year ended December 31, 2009, the weighted average number of common shares of all classes outstanding is 238.9 million (December 31, 2008 - 195.7 million) and on a fully diluted basis is 238.9 million (December 31, 2008 - 195.7 million).  OPTI uses the treasury stock method of calculating diluted earnings or loss per common share.  There is no difference in basic or fully diluted loss per share.

The number of shares used in loss per share calculations is reconciled as follows:

Number of shares (thousands)	December 31, 2009	December 31, 2008
Weighted average shares outstanding	238,856	195,690
Diluted effect of stock options (1)	-	-
Weighted average diluted shares outstanding	238,856	195,690
Basic and fully diluted loss per share	$(1.28)	$(2.43)

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 7 – 2009 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2009 and 2008

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
q)	Use of estimates
The preparation of the financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect reported amounts and presentation of assets, liabilities, revenues, expenses and disclosures of contingencies and commitments.  Such estimates primarily relate to unsettled transactions and events at the balance sheet date which are based on information available to management at each financial statement date.  Actual results could differ from those estimated.

The estimate of the percentage of completion of various projects at the financial statement date affects PP&E additions and the related accrued liability.  Various estimates are required in consideration of impairment of capitalized costs.  Consideration of impairment includes estimates relating to future cash flows, regulatory approval, and commodity prices.

For petroleum and natural gas properties, OPTI assesses impairment using management estimates of total proved oil and gas reserves, commodity prices and capital and operating costs required to develop those reserves. By their nature, these estimates and the related future net cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the financial statements of future periods could be material. Our reserve estimates, which have been estimated by an independent engineering firm, are subject to change as additional information becomes available or if different assumptions are used.

The estimate related to asset retirement obligations requires estimates of the amount and timing of future abandonment liabilities, inflation, and interest rates.  The recognition of amounts in relation to stock-based compensation requires estimates related to valuation of stock options at the time of issuance.  Future taxes require estimates as to the realization of future tax assets and the expected timing of reversal of tax assets and liabilities.  The fair value of the commodity contracts and foreign exchange hedging instruments is calculated using valuation models that require estimates as to future market prices.

By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements for current and future periods could be significant.

r)	New standards
(i) Goodwill and intangible assets
OPTI adopted CICA handbook standard section 3064 “Goodwill and Intangible Assets” with retroactive effect on January 1, 2007.  Refer to the “Revised (retroactive change in accounting policy) Financial Statements for the year ended December 31, 2008” as filed on June 3, 2009.

(ii) Credit risk
In January 2009 the Emerging Issues Committee (“EIC”) issued a new abstract EIC 173 “Credit risk and the fair value of financial assets and financial liabilities”. This abstract concludes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This abstract is to apply to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this abstract did not impact OPTI’s financial statements.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 8 – 2009 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2009 and 2008

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(iii) Financial instruments disclosures
In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments - Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009 and are consistent with recent amendments to financial instrument disclosure standards in International Financial Reporting Standards (IFRS). The adoption of this section required enhanced disclosures on OPTI’s financial statements.

This section was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 - Inputs that are not based on observable market data.

OPTI’s commodity contracts and foreign exchange hedging instruments are derivatives and are recorded at fair value using quoted market prices and are classified as level 2 in the fair value hierarchy.

(iv) Future accounting changes
On February 13, 2008 the CICA Accounting Standards Board announced that Canadian public reporting issuers will be required to report under IFRS in 2011. Prior to the adoption date, certain Managements discussion & analysis (MD&A) disclosures are required.

s)	Comparative figures
Certain comparative figures have been reclassified to conform to presentation in the financial statements.

3.	HEDGING INSTRUMENTS

Liability (asset)	2009	2008
Foreign exchange hedging instruments (level 2) (i)	$114,650	$(31,679)
Commodity hedging instruments (level 2) (ii)	19,449	(78,003)
Total hedge liability (asset)	$134,099	$(109,682)

(i) Foreign exchange hedging
OPTI has US$875 million foreign exchange forward contracts that provide for a fixed payment of Canadian dollars in exchange for receipt of U.S. dollars.   US$330 million of the forward contracts provide for the purchase of U.S. dollars and the sale of Canadian dollars at a rate of approximately CDN$1.18 to US$1.00 with an expiry in April 2010.  US$545 million of the forward contracts provide for the purchase of U.S. dollars and the sale of Canadian dollars at a rate of approximately CDN$1.18 to US$1.00 with an expiry in December, 2010.

(ii) Commodity hedging
OPTI has entered into West Texas Intermediate (WTI) swap options that provide for 3,000 bbl/d at prices between US$64 and US$67 per barrel of crude oil starting January 1, 2010 through December 31, 2010.  These swaps have an estimated total liability of $19 million at December 31, 2009 (December 31, 2008 - nil).

See further discussion of hedging activities in note 10. There were no transfers between levels of the fair value hierarchy in 2009.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 9 – 2009 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2009 and 2008

4.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2009
	Cost	Accumulated DD&A	Net book value
Petroleum and natural gas properties	$680,491	$(24,832)	$655,659
Major facilities	2,773,241	(8,624)	2,764,617
Corporate assets	622	(409)	213
Capital lease	22,719	(712)	22,077
	$3,477,073	$(34,577)	$3,442,496

	December 31, 2008
	Cost	Accumulated DD&A	Net book value
Petroleum and natural gas properties	$811,990	$(9,150)	$802,840
Major facilities	3,220,287	(1,944)	3,218,343
Corporate assets	3,555	(2,408)	1,147
Capital lease	30,195	-	30,195
	$4,066,027	$(13,502)	$4,052,525

During the year ended December 31, 2009, OPTI capitalized nil (2008 - $3 million) of general and administrative expenses and $29 million (2008 - $138 million) of interest.  Depletion and depreciation of Upgrader assets commenced April 1, 2009 as these assets were ready for their intended use. At this time, some assets were reclassified from Major facilities to Petroleum and natural gas properties.  The cost of unproved property in petroleum and natural gas properties was $368 million (2008 - $423 million). The cost of assets under construction in major facilities was $464 million (2008 - $1,170 million). See also note 14 - Asset Sale.

For the calculation of the December 31, 2009 ceiling test, the benchmark prices for WTI in US$/barrel were as follows: 2010 - $80.00; 2011 - $83.60; 2012 - $87.40; 2013 - $91.30; 2014 - $95.30; and thereafter annual increases of 2 percent. See note 2a for discussion of impairment policy.

OPTI is engaged in the development of oil sands projects.  Since inception, OPTI has been developing the Long Lake Project and proceeding with the development of future phases.

5.	DEBT FACILITIES
OPTI’s debt consists of the following:

	2009	2008
Senior Notes (a)	$2,272,992	$2,131,500
Long term revolving credit facility (b)	-	486,500
Long-term debt	2,272,992	2,618,000

Short-term revolving credit facility (c)	-	145,500
Total debt	$2,272,992	$2,763,500

a)	Senior Notes
In the fourth quarter of 2009, OPTI issued US$425 million of First Lien Notes which bear interest at a fixed 9.0 percent and mature on December 15, 2012.  These notes are collateralized by a first priority security interest on all OPTI’s existing and future property.  At any time prior to December 31, 2010, OPTI may redeem all or part of the notes at a redemption price equal between 108 percent and 102 percent of the principal amount, plus the applicable premium and accrued interest.  At any time after December 31, 2010 OPTI may redeem all or a part of the notes at redemption price of 102 percent of the principal amount plus accrued and unpaid interest. These were sold with an original issue discount of 3 percent for net proceeds of US$ 402 million after the original issue discount and financing costs.  The amortized cost at December 31, 2009 was $434 million.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 10 – 2009 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2009 and 2008

5.    DEBT FACILITIES (CONTINUED)
OPTI has US$1,000 million Secured Notes which bear interest at a fixed 8.25 percent and mature on December 15, 2014.  These notes are collateralized by a second priority security interest on all OPTI’s existing and future property.  OPTI may redeem up to 35 percent of these notes prior to December 15, 2009 with net proceeds from certain equity offerings.  At any time prior to December 31, 2010, OPTI may redeem all or part of the notes at a redemption price equal between 107 percent and 104 percent of the principal amount, plus the applicable premium and accrued interest.  At any time after December 31, 2010 OPTI may redeem all or a part of the notes at redemption price of 104 percent of the principal amount plus accrued and unpaid interest.

OPTI also has US$750 million Secured Notes.  These notes bear interest at a fixed 7.875 percent and mature December 15, 2014.  The other terms and conditions associated with these notes are substantially the same as the US$1,000 million Secured Notes described above.

See note 11 for discussion of the debt covenants.

b)	Long term revolving credit facility
During the fourth quarter of 2009, OPTI amended its $350 million revolving credit facility and reduced its amount to $190 million. This facility matures on December 15, 2011.  Amounts drawn under this facility can take the form of prime rate based loans, bankers’ acceptances, LIBOR loans or letters of credit.  The facility will bear interest at a floating rate based on the prime rate, bankers’ acceptance rate or at LIBOR plus a credit spread above the reference rate, while any unused amounts are subject to standby fees.  During 2009 the weighted average interest rate on borrowings under this facility was 5.8% (2008 - 5.4%). This facility is collateralized by a first priority security interest on all present and after acquired property of OPTI.  The revolving credit facility includes certain conditions precedent to all borrowings.  At December 31, 2009, there was no amount outstanding under this facility.  (December 31, 2008 - $486.5 million). See note 11 for discussion of the debt covenants.

c)	Short term revolving credit facility
During the first quarter of 2009, this $150 million revolving credit facility was repaid and cancelled.

6.	FUTURE INCOME TAXES
The provision for income taxes reflects an effective tax rate of (31) percent (2008 - 20 percent) which differs from the statutory tax rate of 29.0 percent (2008 - 29.5 percent).  The reasons for the difference are described below.
	2009	2008	2009	2008
Recovery based on book loss - Federal rate	19.0%	19.5%	$ (44,483)	$ (115,601)
Recovery based on book loss - Provincial rate	10.0%	10.0%	(23,412)	(59,282)
Recovery based on book loss - total	29.0%	29.5%	(67,895)	(174,883)
Impact of future tax rate and timing changes			12,414	21,072
(Non-taxable)/non-deductible portion of unrealized foreign exchange (gains)/losses on U.S. dollar debt			(43,506)	58,517
Non-deductible/(non-taxable) portion of realized foreign exchange losses/(gains) on hedging instruments			21,218	(22,179)
Non-deductible/(non-taxable) stocked based compensation expense			170	559
Valuation allowance (a)			148,596	-
Other			1,041	1,014
Future tax expense (recovery)			$ 72,038	$ (115,900)

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 11 – 2009 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2009 and 2008

6.    FUTURE INCOME TAXES (CONTINUED)
Significant components of OPTI’s future tax assets are as follows:
	2009	2008
Book value in excess of tax value - capital assets	$506,046	$242,934
Book value in excess of tax value - long-term debt	8,572	(23,663)
Asset retirement obligation	(1,547)	(1,984)
Benefit of share issuance costs	(10,926)	(9,198)
Losses for income tax purposes	(650,741)	(278,331)
Valuation allowance (a)	148,596	-
Future tax asset	-	(70,242)
Short-term future tax asset	-	(2,709)
Long-term future tax asset	$-	$(67,534)

At December 31, 2009, the expiry dates of losses for income tax purposes are $9 million in 2014, $16 million in 2015, $117 million in 2026, $731 million in 2027, $930 million in 2028, and $787 million in 2029.

a)	Valuation allowance
Where unfavourable evidence exists, which in our case is primarily historical net field operating losses, additional considerations and evidence for recognition of future tax assets is required.  We have applied management judgment and evaluated applicable factors necessary in making this determination and have concluded that the positive evidence in consideration of the estimated future cash flows based on reserve reports from our independent engineers, does not sufficiently outweigh negative factors, such as our net field operating loss in 2009 and 2008.  As a result, we determined we do not meet the “more likely than not” criteria required for recognition of future tax assets and have therefore recognized a valuation allowance of $149 million against our future tax assets.

7.	OTHER LONG-TERM LIABILITIES
Asset retirement obligation
OPTI’s obligations with respect to asset retirement relate to reclamation of sites and facilities on which the Project operations are situated.  The obligation is recognized in the period in which the obligation is created based on the estimated future reclamation cost using an weighted average credit adjusted risk free  rate of 11.5 percent (2008 - 11.5 percent) and estimated inflation of 3.0 percent (2008 - 3.0 percent) annually.  The total undiscounted future obligation is $114 million (2008 - $151 million).

Continuity of asset retirement obligation
Present value of obligation at January 1, 2008	$7,070
New obligations during the year	309
Asset retirement costs incurred	(9)
Accretion expense	567
Present value of obligation at December 31, 2008	7,937
Adjustment for working interest (note 14)	(2,285)
New obligations during the year	88
Asset retirement costs incurred	(1)
Accretion expense	450
Present value of obligation at December 31, 2009	$6,189

OPTI estimates its obligations related to drilling activities will be settled over approximately the next 20 years and obligations relating to resource assets will be settled in approximately 55 years.  OPTI’s upgrading facilities related to the Project have retirement obligations with indeterminate settlement dates and for which present value cannot be reasonably determined because the asset currently has an indeterminable useful life.  An asset retirement obligation for these assets will be recorded in the period in which the lives of the assets become reasonably determinable.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 12 – 2009 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2009 and 2008

8.	SHAREHOLDERS’ EQUITY
a)      Authorized
Unlimited number of common shares and preferred shares without nominal or par value.

b)	Issued and outstanding

	Number of shares (thousands)	Amount
Common shares - January 1, 2008	195,356	$1,853,917
Common share options exercised	357	4,870
Warrants exercised (d)	217	3,750
Share issue costs	-	(71)
Tax effect on flow-through shares and share issue costs	-	(15,005)
Common shares - December 31, 2008	195,930	1,847,461
Issued for cash (c)	85,720	150,010
Share issue costs net of future taxes	-	(5,437)
Common share options exercised	100	360
Total common shares - December 31, 2009	281,750	$1,992,394

Call obligations - January 1, 2008	-	(16,664)
Expiration of call obligations (e)	-	16,664
Call obligations - December 31, 2008 and December 31, 2009	-	-
Total capital stock - December 31, 2009	281,750	$1,992,394

c)      2009 equity issuance
On July 14, 2009, OPTI issued 85,720,000 common shares at a price of $1.75 per share for total gross proceeds of approximately $150 million.

d)      Outstanding warrants
OPTI had common share warrants outstanding that entitled the holders to purchase a total of 5,991,000 common shares at a price of $14.75 each. These warrants expired in November 2008 and have been reclassified as contributed surplus.

e)      Call obligations
On June 30, 2008, $202 million of outstanding call obligations expired unexercised by OPTI.  The call obligations consisted of unconditional and irrevocable call options whereby OPTI, at its option, could have required a subscription for either a convertible preferred share or a common share for the face amount of the call obligation.  The exercise price per share of the call obligations was $2.20 per share.  The amount of the expired call obligations has been recorded as an adjustment to deficit.

f)      Outstanding stock options
OPTI may grant stock options to executives, certain employees, consultants, and directors as determined by the Board of Directors.  The exercise price of each option is determined by the Board based on the current market price of OPTI’s common shares at the date of the grant.  Vesting rights are determined at the discretion of the Board.  Under OPTI’s plans, options vest at the time of grant or over a three or five-year period.  The remaining number of options that are authorized for issuance under the stock option plan is approximately 11 million. Options outstanding expire at dates up to 2018.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 13 – 2009 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2009 and 2008

8.    SHAREHOLDERS’ EQUITY (CONTINUED)

OPTIONS OUTSTANDING	Options (thousands)	Exercise price (per share)
Balance January 1, 2008	7,208	$13.03
Granted	761	15.74
Forfeited	(452)	17.80
Exercised	(357)	10.76
Balance December 31, 2008	7,160	$13.14
Granted	2,279	2.53
Forfeited	(4,186)	15.23
Exercised	(100)	3.30
Balance December 31, 2009	5,152	$6.90

		Options outstanding		Exercisable options
Exercise price range	Options (thousands)	Remaining contractual life (years)	Weighted average exercise price	Options (thousands)	Weighted average exercise price
$1.59 to $4.99	2,250	6.59	$2.54	-	$-
$5.00 to $9.99	2,513	0.37	9.29	2,473	9.36
$10.00 to $14.99	134	5.39	10.96	104	10.95
$15.00 to $19.99	155	7.32	18.40	78	18.32
$20.00 to $22.56	100	7.43	21.35	38	21.44
Balance December 31, 2009	5,152	3.56	$6.90	2,693	$9.84

At December 31, 2008 there were 4,598,000 exercisable common share options with a weighted average exercise price of $10.79. The weighted average remaining contractual life of the exercisable options is 0.7 years.

g)      Stock-based compensation
During the year ended December 31, 2009, there were 2,279,000 (2008 - 760,500) common share options granted which had a total fair value of $4 million (2008 - $4 million) equating to $1.82 per option (2008 - $5.07).  The fair value was calculated using the Black-Scholes pricing model at the date of each grant using the following assumptions:

	2009	2008
Expected life of options(1)	7 years	10 years
Expected dividend yield of options(2)	0%	0%
Expected volatility(3)	75%	45%
Risk free interest rate(4)	3.00% - 3.25%	2.75% - 3.75%
Estimated forfeiture rate(5)	15%	15%

(1)           The expected life of the options is based on the term of the options.
(2)	The expected dividend yield of options is 0% since OPTI has not historically paid dividends, nor does it intend to.
(3)	Expected volatility is based on the annual historical volatility of OPTI’s share price from the date of OPTI’s initial public offering.
(4)	The risk free rate is based upon interest rates for a zero coupon 10 year Government of Canada bond.
(5)	The estimated forfeiture rate is based on historical forfeitures.

Stock-based compensation costs for the year ended December 31, 2009 are $1.4 million (2008 - $5 million), of which $0.9 million is included in general and administrative expenses (2008 - $2 million) and $0.5 million is included in PP&E (2008 - $3 million).

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 14 – 2009 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2009 and 2008

8.    SHAREHOLDERS’ EQUITY (CONTINUED)
h)      Contributed surplus
The following outlines changes in contributed surplus:

Balance January 1, 2008	$11,897
Capitalized stock-based compensation	3,181
Expensed stock-based compensation	1,895
Reclassified expired warrants	15,137
Stock options exercised	(1,030)
Balance December 31, 2008	$31,080
Capitalized stock-based compensation	482
Expensed stock-based compensation	870
Balance December 31, 2009	$32,432

9.	NET INTEREST EXPENSE
	2009	2008
Interest income	$(1,140)	$(5,985)
Interest expense	151,362	38,527
Net interest expense	$150,222	$32,542

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
a)	Fair values

OPTI’s financial instruments include cash equivalents, accounts receivable and accounts payable and accrued liabilities. Due to the short-term nature of the instruments, the carrying values approximate the fair values.. Accounts receivable are all current and less than 30 days outstanding and primarily from one customer.  The commodity contracts and foreign exchange contracts are considered to be held-for-trading and are recorded at fair value.  OPTI’s senior notes and the revolving credit facilities are recorded at amortized cost. At December 31, 2009, the estimated fair value of the notes is US$1,868 million (CDN$1,963 million) and the carrying value of the revolving credit facilities approximates their fair value due to their variable rate, first priority security position and short-term duration of instruments outstanding under the facilities.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 15 – 2009 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2009 and 2008

10.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
The following table shows our maturity analysis related to financial liabilities at December 31, 2009.

In $ millions	Total	2010	2011 - 2012	2013 - 2014	Thereafter
Accounts payable and accrued liabilities(1)	$68	$68	$-	$-	$-
Hedging instruments - commodity contracts (note 3)	19	19	-	-	-
Hedging instruments - foreign exchange contracts (note 3)	115	115	-	-	-
Long-term debt (Senior Notes - principal)(2)	2,286	-	447	1,839	-
Long-term debt (Senior Notes - interest)(3)	719	192	378	149	-
Capital leases(5)	68	3	6	6	53
Total commitments	$3,275	$397	$831	$1,994	$53

(1) Excludes accrued interest expense related to the Senior Notes.
(2) Consists of principal repayments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$1.05 to US$1.00 at December 31, 2009.
(3) Consists of scheduled interest payments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$1.05 to US$1.00 at December 31, 2009.
(4) At December 31, 2009, we have an undrawn $190 million revolving credit facility. We are contractually obligated for interest payments on borrowings and standby charges in respect to undrawn amounts under the revolving credit facility, which are not reflected in the above table as amounts cannot reasonably be estimated due to the revolving nature of the facility and variable interest rates.  Such amounts are not material relative to our other commitments.
(5) Consists of our share of future payments under our product transportation agreements with respect to future tolls during the initial contract term.

b)	Risk management

OPTI provides a risk management discussion as required by the CICA handbook section 3862 “Financial Instruments - Disclosures” on its exposure to and management of credit risk, liquidity risk and market risk in the 2009 annual MD&A under the heading “Financial Instruments”.

c)	Foreign exchange hedging instruments

At December 31, 2009, OPTI has foreign exchange forward contracts that provide for a fixed payment of Canadian dollars in exchange for receipt of U.S. dollars. OPTI’s foreign exchange hedging instruments are derivatives and accounted for as held for trading financial instruments and are recorded at fair value. Fair values are based upon quoted market prices available from active markets (level 2) or are otherwise determined using a variety of valuation techniques and models using quoted market prices. See note 2(o) and note 3.

d)	Commodity contracts

During 2009, OPTI purchased put options that provide a fixed price for a portion of its anticipated 2010 production.  OPTI’s commodity hedging instruments are derivatives and accounted for as held for trading financial instruments and are recorded at fair value. Fair values are based upon quoted market prices available from active markets (level 2) or are otherwise determined using a variety of valuation techniques and models using quoted market prices. See note 2(o) and note 3.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 16 – 2009 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2009 and 2008

11.	CAPITAL MANAGEMENT
OPTI’s objectives when managing its capital are:
•	to manage capital in a manner that will address compliance with its financial covenants;
•	to manage a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business;
•	to maintain an appropriate balance between debt and equity sources of financing; and
•	to maintain sufficient cash and undrawn credit capacity to provide liquidity.

OPTI defines its capital as follows:
•	capital stock; and
•	debt, including long and short-term portions.

Virtually all of our capital to date has resulted from the issuance of debt and equity.  A description of debt and related changes in the period is described in note 5. Equity capital for OPTI is described in note 8. We expect to generate positive net field operating margin to support funding for interest costs and future expenditures once bitumen production increases and the Upgrader has achieved stable operations.

OPTI is a public company and has demonstrated access to both public and private debt and equity markets.  OPTI anticipates continued long-term access to both the debt and equity markets to fund future growth of the business and address deficiencies in liquidity.  In the short-term, there may be times where access to debt and equity markets is restricted or unavailable.

All of OPTI’s debt facilities set certain limitations on its capital structure primarily through financial covenants. Measurement of the ratios for this purpose is defined in the relevant credit agreement.

OPTI is presently in compliance with this financial maintenance covenants in its undrawn revolving credit facility:

Financial Ratio	Covenant	Calculated ratio at December 31,
		2009	2008
Debt to Capitalization (1)	Maximum	70%	65%
	Actual	58%	64%

 (1) "Debt to Capitalization” means, as at any date of determination, the ratio of Total Consolidated Debt to Total Capitalization (net of the effect of any currency Hedge Agreements relating to any Debt included therein).  "Total Capitalization" means, as at any date of determination, the aggregate of Total Consolidated Debt, and Shareholders' Equity on such date.

With respect to our senior notes, the covenants are in place primarily to govern the total amount of debt that OPTI may incur at any time.  This limit is most affected by the present value of our total proved reserves using forecast prices discounted at 10 percent.  We have sufficient capacity under this test to incur additional debt beyond our $190 million revolving credit facility.  Other leverage considerations, such as debt to capitalization, and interest coverage ratios are expected to be more constraining in future than this limitation. Under certain payment related defaults under our revolving credit facility, we may be required to offer to repay our senior notes.

Capital funding and financing plans and targets are set at least annually based on expected development programs and forecasted financial results for the business.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 17 – 2009 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2009 and 2008

12.	COMMITMENTS
a)	Lease obligations and other commitments
OPTI has an agreement with Enbridge Pipelines (Athabasca) Inc. that provides for the storage, measurement and transportation of crude oil and other liquids between the Athabasca main line and the Long Lake Project site.  This agreement is considered to be a capital lease for accounting purposes. This agreement has a remaining term of 23 years and an option for renewal of five additional years. The interest rate implicit in the lease is 14 percent.

Capital lease payments on this agreement for the next five years and thereafter are as follows:

2010	$3,251
2011	3,251
2012	3,019
2013	2,903
2014	2,903
Thereafter	52,737
Total including interest	68,064
Less imputed interest	(47,448)
Capital lease obligation	$20,616

OPTI has an agreement with Enbridge Pipelines (Athabasca) Inc. for transportation of oil products from Long Lake to Hardisty.  The initial term of this agreement extends to 2014.  OPTI also has an agreement with Pembina Oil Sands Pipeline L.P. for a pipeline which transports synthetic crude oil, for use as a diluent, to the Long Lake site.  This agreement has a remaining term of 22 years.  These two pipeline agreements are considered to be operating leases for accounting purposes, total expenses related to these 2 contracts were $8.7 million in 2009 (2008- $7.2 million).   OPTI entered into a long-term traffic guarantee agreement with Canadian National Railway Company (CN) under which traffic is moved to and from the Project site by rail and CN invests in upgrades to the Athabasca Northern Railway rail line.  The rail line will move, amongst other commodities, sulphur, catalysts, and construction materials to and from the Project site for periods up to 2032. Total expenses related to this contract were $0.9 million in 2009 (2008 - $0.1 million). Prior to the commencement of operations, OPTI capitalized operating lease payments.

Operating lease payments on these agreements for the next five years and thereafter are as follows:

2010	$10,389
2011	9,916
2012	10,157
2013	10,239
2014	5,084
Thereafter	26,235
Total	$72,020

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 18 – 2009 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2009 and 2008

13.	SUPPLEMENTAL INFORMATION TO STATEMENT OF CASH FLOW

	2009	2008
Cash interest received	$1,272	$5,909
Cash interest paid	161,279	173,511
Non-cash changes to property, plant and equipment	(19,312)	(358,760)
Non-cash changes to capital stock	(1,813)	(13,246)

	2009	2008
Change in non-cash working capital
Accounts and other receivables	$7,492	$(10,224)
Accounts payable and accrued liabilities	(113,049)	(7,328)
Net change in non-cash working capital	(105,557)	(17,552)

Operating activities	15,371	1,157
Financing activities	(3,725)	13,241
Investing activities	(117,203)	(31,950)
Net change in non-cash working capital	$(105,557)	$(17,552)

14.	ASSET SALE
On January 27, 2009, OPTI completed a sale of a 15 percent working interest in its joint venture assets to Nexen Inc. (Nexen) for $735 million.  Effective January 1, 2009, OPTI has a 35 percent working interest in all the joint venture assets, including Phase 1 of the Long Lake Project, all future phase reserves and resources, and future phases of development.  In 2008, OPTI allocated the sales proceeds to each asset type based on an estimate of fair value. The sales proceeds allocated to depreciable assets were lower than the book value of the asset, as a result a loss before taxes of $369 million was recorded in 2008. The sales proceeds allocated to resource assets did not alter the depletion rate by greater than 20 percent and as a result no gain or loss was recorded. The sales proceeds were recorded as a reduction to book value in 2009. The sales proceeds for unproved properties and resource assets were recorded as a reduction to book value in 2009.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 19 – 2009 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2009 and 2008

15.	RECONCILATION TO U.S. GAAP

OPTI prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ from those principles that the Company would have followed had its financials statements been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The following adjustments would be required in order to present the financial statements in accordance with US GAAP for items of measurement.

a)	Net loss and comprehensive loss reconciliation

(amounts in thousands of Canadian dollars, except per share amounts)	Year-ended December 31
	2009	2008

Net loss in accordance with CDN GAAP	$(306,156)	$(476,922)
Decrease / (Increase) in net loss Under US GAAP:
Standby charges capitalized (c)	(375)	(1,603)
Flow-through share premium (d)	-	13,778
Tax effect of flow-through shares (d)	-	(15,005)
Deferred financing charges (e)	21,881	893
Deferred financing amortization (e)	(12,449)	(7,481)
Property plant and equipment impairment under Canadian GAAP (f)	-	369,353
Property plant and equipment impairment under US GAAP (f)	-	(353,877)
Depletion, depreciation and accretion (g)	2,737	-
Tax effect of adjustments (c,e,f)	6,169	(1,821)
Net loss and comprehensive loss in accordance with US GAAP	$(288,193)	$(472,685)
Loss per share in accordance with US GAAP, basic and diluted	$(1.21)	$(2.41)

b)	Balance sheet reconciliation

(amounts in thousands of Canadian dollars)	At December 31, 2009		At December 31, 2008
	CDN GAAP	US GAAP	CDN GAAP	US GAAP

Assets
Property, plant and equipment, gross (c,f,i)	$3,477,073	$3,435,134	$4,066,027	$4,024,463
Accumulated depletion and depreciation	(34,577)	(35,323)	(13,502)	(16,985)
Net property, plant and equipment	3,442,496	3,399,811	4,052,525	4,007,478
Deferred financing charges (e)	-	48,794	-	39,362
Liabilities
Future tax liability (asset)	-	-	(70,242)	(64,074)
Shareholders’ equity
Capital stock (d)	1,992,394	2,076,248	1,847,461	1,931,315
Deficit	(713,834)	(754,689)	(407,678)	(466,496)
Total Shareholders’ equity	1,310,992	1,353,991	1,470,863	1,495,898

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 20 – 2009 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2009 and 2008

15.    RECONCILATION TO U.S. GAAP (CONTINUED)
c)
Under Canadian GAAP, during the construction period, standby fees associated with borrowing facilities are capitalized. Under US GAAP, during the construction period, these costs would be expensed as incurred.

d)
Under Canadian GAAP, the proceeds from the issuance of flow-through shares are recorded in equity at their face value. Under US GAAP, the proceeds must be allocated between the sale of the common shares and the sale of the tax benefit. A liability is created for the difference between the market price of the common shares and the price the investor paid for the flow-through shares.  When the tax benefits are renounced to shareholders, the difference between this liability and the value of the tax basis given up is recorded as tax expense. Under Canadian GAAP the value of the tax basis given up reduces the value of the flow-through shares issued. During March 2008, OPTI fully renounced all of the tax deductions to investors in relation to the flow-through shares issued previously and recorded the related entries to future tax.

e)
Under Canadian GAAP, the Company expenses all transactions costs relating to financial assets and financial liabilities, such as financing costs on its senior notes. Under US GAAP, debt financing costs are recorded as an asset on the balance sheet and amortized using the effective interest method over the contractual life of the associated debt.

f)
Under Canadian GAAP, OPTI recognized an impairment of $369 million at December 31, 2008 related to the sale of its 15% working interest in its joint venture assets relating to the Long Lake Project (Note 14).  The carrying value of these assets under US GAAP was lower due to differences in depletion, depreciation and accretion, stand by charges and pre-development expenses which resulted in a lower impairment charge. For purposes of this reconciliation of net loss, the Canadian GAAP impairment was added back, and the impairment calculated using the US GAAP asset value was deducted.

g)	As a result of differing carrying values of the property, plant and equipment under US and Canadian GAAP described above there is an adjustment to Depreciation, depletion and amortization required

h)
The statement of cash flows are prepared in accordance with Canadian GAAP and conform in all material respects to US GAAP except that Canadian GAAP allows for the presentation of a subtotal within operating cash flow before changes in non-cash working capital in the statement of cash flows. This subtotal is not permitted under US GAAP.

i)
Under Canadian full cost accounting rules, impairment is recognized if the carrying amount of the PP&E exceeds the sum of the undiscounted cash flows expected to result from proved reserves using estimated future prices and costs (the “ceiling test”). Under the full cost method of accounting as set forth by the US Securities and Exchange Commission, the ceiling test differs from Canadian GAAP in that future net revenues from proved reserves are based on prices and costs in the prior 12-month period (“constant dollar pricing”) and are discounted at 10 percent. Management has reviewed the valuation of the Long Lake Project and other oil sands properties and estimates that the recoverable value of these properties exceeds their carrying amount. Therefore no difference is recorded.

j)	Recent Accounting Pronouncements

(i)
In June 2009, the U.S. Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Update (ASU) 2009-01, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.” This update establishes the FASB Accounting Standards Codification (“Codification”) as the source of authoritative U.S. generally accepted accounting principles effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification did not change existing requirements under U.S. GAAP and as a result, did not impact OPTI’s Financial Statements.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 21 – 2009 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2009 and 2008

15.    RECONCILATION TO U.S. GAAP (CONTINUED)
(ii)
As of December 31, 2009, OPTI was required to prospectively adopt the new reserves requirements that arise from the completion of the SEC’s project, Modernization of Oil and Gas Reporting. The new rules include provisions that permit the use of new technologies to establish proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes. Additionally, oil and gas reserves was reported using an average price based upon the prior 12-month period rather than year-end prices. The new rules will affect the reserve estimate used in the calculation of DD&A and the ceiling test for U.S. GAAP purposes. The new rules and standards were adopted prospectively by OPTI on December 31, 2009 and affected the reserve estimate of future cash flows used in the calculation of the ceiling test for U.S. GAAP.

16.    FAS 69 RESERVES DISCLOSURE (unaudited)
The following oil and gas information is provided in accordance with the FASB statement No. 69 Disclosures about Oil and Gas Producing Activities.

Prior to 2009, these rules restricted the measurement and evaluation of reserves and cash flow to those activities associated with a stand-alone SAGD operation.  These rules also do not permit recognition of resources. In order to satisfy these requirements, amounts noted include estimated costs to purchase natural gas to generate steam, costs to purchase diluent to transport raw bitumen and a sales price based on the resulting blended barrel which has historically sold at a price substantially lower than WTI.  These assumptions are not consistent with the planned development of our reserves at the Long Lake Project.  The Long Lake Project is an integrated project and includes facilities that are expected to produce a synthetic gas which significantly reduces our need to purchase natural gas and our expected primary sales product is primarily Premium Sweet Crude (PSC™) which is expected to sell at a price similar to WTI and does not require diluent for transportation.

Our reserves are all located in Canada.

Impact of SEC Modernization of Oil and Gas Reporting Requirements

SEC reporting requirements have changed in 2009 with respect to prices used to estimate reserves and in the definition of proved oil and gas reserves. OPTI’s independent qualified reserves evaluators have determined that no changes to reserves have occurred as a result of the definition changes. The changes related to prices did not impact our reserves quantities at December 31, 2009.  For the purposes of the required disclosures below, we have adopted these rule changes prospectively on December 31, 2009.

a)	Reserve Quantity Information

Our net proved reserves and changes in those reserves for our operations are disclosed below. The net proved reserves represent management’s best estimate of proved oil and natural gas reserves after royalties. Reserve estimates for each property are prepared each year, and all reserves have been assessed by independent qualified reserves consultants.

Estimates of crude oil and natural gas proved reserves are determined through analysis of geological and engineering data, and demonstrate reasonable certainty that they are recoverable from known reservoirs under economic and operating conditions that existed at year end.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 22 – 2009 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2009 and 2008

16.    FAS 69 RESERVES DISCLOSURE (unaudited) (CONTINUED)

Thousands of barrels	Total Proved Reserves

Balance at January 1, 2008 1	235,354
Extensions	9,661
Revisions of previous estimates of total proved reserves	31,293
Production	(1,439)
Balance at December 31, 2008 1	274,869
Disposition	(82,461)
Production	(1,568)
Technical revision	830
Changes due to pricing	(25,540)
Subtotal of bitumen only reserves 1	166,130
Changes due to SEC rule transition 2	(29,535)
Balance at December 31, 2009 3	136,595

Notes:
1.	Represents bitumen reserves rather than upgraded synthetic crude oil reserves (PSC™ )
2.
As a result of the SEC rule transition “Impact of SEC Modernization of Oil and Gas Reporting Requirements” these reserves include PSC™, Butane and Bitumen. The reserves amounts are lower due to the yield of approximately 80% conversion of bitumen to PSC™.

3.	Represents PSC™, Butane and bitumen reserve volumes.
4.
Proved reserves are the estimated quantities that geological and engineering data demonstrate with reasonable certainty can be recovered in future years from known reservoirs under existing economic and operating conditions.  Reserves are considered "proved" if they can be produced economically, as demonstrated by either actual production or conclusive formation testing.

b)	Capitalized costs

	As at December 31,
Cdn$ millions	2009	2008
Proved Properties	$1,419	$1,074
Unproved Properties	326	352
Proved Properties - Changes due to SEC rule transition 1	1,690	-
	3,435	1,426
Depreciation, depletion and amortization	35	14
Net Capitalized Costs	$3,400	$1,412

1.
As a result of the SEC rule transition “Impact of SEC Modernization of Oil and Gas Reporting Requirements” reserves include PSC™, Butane and Bitumen sales. As such, capitalized costs previously excluded from Oil and Gas assets are now included. These additions include the upgrader and shared facilities related to proved reserves.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 23 – 2009 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2009 and 2008

16.    FAS 69 RESERVES DISCLOSURE (unaudited) (CONTINUED)

c)	Costs incurred

Cdn$ millions	Years ended
	2009	2008
Property Acquisition Costs
Proved	$8	$-
Unproved	6	-
Exploration costs	10	71
Development costs	86	268
Asset retirement costs	-	-
Total Costs Incurred	$110	$339

d)	Results of operations for oil and gas producing properties

Cdn$ millions	Years ended
	2009	1	2008

Revenues	$128		$257

Production costs	245		358
Depreciation, depletion and amortization	21		14
	266		372
Results of operations from producing activities	$(138)		$(115)
1.
As a result of the SEC rule transition “Impact of SEC Modernization of Oil and Gas Reporting Requirements” reserves include PSC™, Butane and Bitumen sales. As such, capitalized costs previously excluded from Oil and Gas assets are now included. Accordingly, the results of the operations of these assets are now included in the ‘results of operations’ schedule

e)	Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

In calculating the standardized measure of discounted future net cash flows for 2009, previous 12-month average price and cost assumptions were applied to our annual future production from proved reserves to determine cash inflows. For the 2008 calculations of standardized measure of discounted future net cash flows, the prices were based on the year-end price. Future production and development costs are based on average price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a ten percent discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon the discounted future net cash flows prepared by OPTI’s independent qualified reserves evaluators in relation to the reserves they respectively evaluated, and adjusted to the extent provided by contractual arrangements such as price risk management activities, in existence at year-end and to account for asset retirement obligations and future income taxes.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 24 – 2009 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2009 and 2008

16.    FAS 69 RESERVES DISCLOSURE (unaudited) (CONTINUED)

OPTI cautions that the discounted future net cash flows relating to proved reserves are an indication of neither the fair market value of OPTI’s oil properties, nor the future net cash flows expected to be generated from such properties.  The discounted future net cash flows do not include the fair market value of probable or possible oil reserves, nor is consideration given to the effect of future changes in crude oil prices, development, asset retirement and production costs and possible changes to tax and royalty regulations.  The prescribed discount rate of 10% may not appropriately reflect future interest rates. The computation also excludes values attributable to the marketing of our proprietary production and third-party purchases and sales of product

Cdn$ millions	As at December 31,
	2009	2008
Future revenue net of royalties	$9,139	$9,030
Less future:
Production costs	4,554	5,466
Development costs	1,271	1,662
Asset retirement obligation payments	13	36
Income taxes	-	27
Future net cash flow	3,301	1,839
Less effect of 10% annual discount	1,950	1,193
Discounted future net cash flow	$1,351	$646

Cdn$ millions	2009	2008
Discounted net cash flow - beginning of year	$646	$2,115
Changes due to disposition of reserves	(194)	-
Changes due to prices	1,440	(1,423)
Actual development costs during the period	109	268
Changes in future development costs	(55)	(300)
Accretion of discount	45	253
Net changes in income taxes	(276)	415
Changes resulting from changes to royalty regime	-	(221)
Changes resulting from technical reserves revisions	1	290
Changes resulting from effects of production timing	(108)	(250)
Changes from production costs	173	(501)
Changes due to SEC rule transition	(430)	-
Discounted net cash flow - end of year	$1,351	$646

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 25 – 2009 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED